SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

SIGNATURE

The Program

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC. SAVINGS AND INVESTMENT PROGRAM

Date: June 21, 2013	By:	/s/ Jeffrey Galik
Jeffrey Galik Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available For Benefits – As of December 31, 2012 and 2011	3

Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2012	4

Notes to Financial Statements	5 to 14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at End of Year) as of December 31, 2012	S-1

EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb

Puerto Rico, Inc. Savings and Investment Program and the

Bristol-Myers Squibb Company Savings Plan Committee

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the “Program”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Program’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at December 31, 2012) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Withum Smith+Brown, PC

Morristown, New Jersey
June 21, 2013

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

(Dollars in Thousands)	2012	2011
Assets:
Participant directed investments, at fair value:
Program interest in Savings Plan Master Trust	$75,733	$71,260

Receivables:
Employer contributions	2,006	1,821
Participants contributions	81	54
Notes receivable from participants	1,800	1,432

Total receivables	3,887	3,307

Net Assets Available for Benefits, at fair value	79,620	74,567

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(699)	(599)

Net Assets Available for Benefits	$78,921	$73,968

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

(Dollars in Thousands)
Additions:
Program’s share of net investment income in Savings Plan Master Trust	$3,534
Contributions:
Employer contributions	4,138
Participants contributions	4,123
Rollover contributions	156
Interest on notes receivable from participants	91

Total additions	12,042

Deductions:
Distributions and withdrawals	(7,027)
Administrative expenses	(62)

Total deductions	(7,089)

Increase in net assets	4,953

Net Assets Available for Benefits:
Beginning of Year	73,968

End of Year	$78,921

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PROGRAM DESCRIPTION AND RELATED INFORMATION

Description of the Program – The Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Program) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code) and is sponsored by Bristol-Myers Squibb Puerto Rico, Inc. (the Company). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is intended to be qualified under section 401(a) of the Code, as amended and under sections 1023(n) and 1165 of the Puerto Rico Internal Revenue Code of 1994 (PR IRC).

The description of the Program in the following notes provides only general information and does not modify any provision of the Program. Participants should refer to the Program’s governing documents and/or Summary Program Description for more complete disclosure of the Program’s provisions.

Program Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator, as defined by ERISA, of the Program and named fiduciary with respect to Program assets. Fidelity Employer Services Company provides recordkeeping services with respect to the Program. The assets of the Program are maintained in the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

Employee Eligibility – In general, any Puerto Rico employee is eligible to participate in the Program following their date of hire, although prior to 2010, the Company matching contributions did not begin until an eligible employee had completed six months of service as prescribed by the Program. For eligible employees hired after or had not satisfied the six month service requirement as of December 31, 2009, matching contributions started effective January 1, 2010, or as soon as they began contributing to the Program. Subsequently, the six month waiting period has been eliminated.

Participant Contributions – Participants can elect to contribute up to 16% (or 15% from January 1, 2013) of his or her annual benefit salary or wages (as defined in the Program document) on a pre-tax and/or after-tax basis, in all events, subject to annual limits and non-discrimination test results under the US Internal Revenue Code (US IRC) and the Puerto Rico Internal Revenue Code (PR IRC). The definition of salary or wages, as stated in the governing documents, applies for purposes of determining employee contributions and all Company contributions made on behalf of each eligible participant and includes base salary or wages, annual bonuses, Christmas bonus and sales bonuses, overtime and shift differentials; and merit payments. If an eligible employee does not enroll, automatic contributions begin starting with the first available payroll period after the date that is 45 days after the employee’s date of hire. These contributions are employee pre-tax contributions and are matched on the same terms as elected employee pre-tax contributions. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Target Date Retirement Fund for the year closest to the year in which the participant would attain age 65. The Program has an annual increase feature that allows participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Program of 1% to 3% annually, subject in all events to the Program’s maximum deferral rate of 16% (or 15% from January 1, 2013). Upon taking a hardship distribution, participant contributions are generally suspended for six months or, for Puerto Rico residents, 12 months.

The Program also allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable US IRC, PR IRC and Program limits. Catch-up contributions can be from 1% to 10% of eligible pay, limited to $1,000 in 2012 and 2011. There is no Company match on catch-up contributions.

Employer Contributions – The Company makes matching contributions equal to one dollar for each dollar of participant contributions not to exceed 5% of their total annual benefit salary or wages. Under the PR IRC, after-tax contributions not subject to a matching contribution may not exceed 10% of the participant’s annual benefit salary or wages. The Company may also make an additional annual contribution for each eligible employee, regardless of whether the eligible employee contributes to the Program. As a default, the additional annual contribution is determined as a defined percentage of salary or wages, which ranges from 2% up to 4% based on points equal to the sum of age plus years of service, rounded up, as of the December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed, as defined in the Program documents, on December 31st of the year for which the contribution is made. The limited exceptions include that the otherwise eligible employee is not actively at work on the last day of the year due to death, disability or retirement during the year or due to involuntary termination effective on or after September 30 of the year or if an employee is involuntarily terminated and

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

qualifies for “Rule of 70” benefits, which apply if the sum of the employee’s age and respective years of service is equal to or greater than 70. At December 31, 2012 and 2011, the Program accrued additional annual Company contributions of $1.7 million and $1.5 million, respectively, which were each funded in the subsequent year.

Additionally, the Company may also make a transition contribution for participants, who, as of December 31, 2009, have: (1) age plus service equal to at least 60; and (2) completed at least 10 years of vesting service. The transition contribution is equal to 2% of annual benefit salary or wages. The eligible participant must continue to be actively employed on December 31st of the year for which the contribution is made in order to receive a transition contribution, subject to the same exceptions as indicated above. Transition contributions will continue for up to five years through December 31, 2014, as long as the eligible participant remains employed. The Program accrued transition employer contributions of $0.3 million at December 31, 2012 and 2011, which were each funded in the subsequent year.

Investment Decisions – The Program gives participants the opportunity to direct the manner in which contributions made to the Program in their name, including matching and, where applicable, additional annual and transition contributions, and earnings thereon, are invested among a variety of investment funds. During the years ended December 31, 2012 and 2011, contributions were invested in any one or more of the funds which comprise the Savings Plan Master Trust, see “—Note 4. Savings Plan Master Trust” for further information regarding investments.

Participant Accounts – Each participant’s account under the Program is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s contributions, and the participant’s respective share of Program earnings and is charged with participant withdrawals and distributions, and the participant’s respective share of Program losses. The benefit to which a participant is entitled is the participant’s vested Program account.

Notes Receivable from Participants – While employed, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of: (1) 50% of the participant’s entire vested interest under the Program, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. Loans are secured by the balance in the participant accounts and bear interest at fixed rates set by the Committee. Repayments and interest are credited to the Program account of the participant.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Program and excise taxes imposed by the US IRC and PR IRC.

Vesting – Matching, additional annual and transition contributions vest at the rate of 20% for each year of qualifying service. In addition, upon becoming eligible for benefits under the Company’s long-term disability benefits plan, death or normal retirement, or a “change in control” as defined in Bristol-Myers Squibb Company Change in Control Separation Benefits Plan, a participant will become 100% vested in matching, additional annual, and transition contributions regardless of his or her years of service. A participant is always 100% vested in pre-tax, after-tax, rollover contributions from other plans and catch-up contributions, as well as earnings thereon.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of matching contributions credited to his or her account are forfeited (as of the earlier of: (1) when a participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service) and may be used to reduce future matching contributions or pay expenses of Plan administration. During the year ended December 31, 2012, matching contributions were not reduced through forfeitures. The balance of unused forfeited funds available to offset future Company matching contributions was $1 thousand and $8 thousand at December 31, 2012 and 2011, respectively. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated to their previous level of vesting and may immediately enroll in the Program.

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, or (2) equal annual installments over a period not greater than 15 years. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

Net Transfers – A participant’s account could be transferred to another company’s qualified defined contribution plan if required under the terms of a Company transaction. Similarly, new accounts could be transferred in from another company’s qualified defined contribution plan, if required under the terms of a business acquisition.

Payment of Benefits – Benefit payments are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid as of December 31, 2012 and 2011.

Termination of the Program – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, amend, and terminate the Program at any time in its sole discretion in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

Starting in 2007, the Company began closing certain manufacturing facilities and production lines in Puerto Rico, which resulted in terminations through 2010. Those affected employees became 100% vested in their participant Program accounts.

Revenue Credit Account – Under an agreement between Fidelity and the Company, Fidelity makes deposits to this account in the amount of the revenue sharing received from each investment manager and calculated for each quarter using fund balances in the Program. Amounts in this account are used to offset Program administrative expenses.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Investment Valuation – The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Savings and Investment Program (the Savings Program) and the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Thrift Plan) are maintained in the Savings Plan Master Trust, see “—Note 4. Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “—Note 3. Fair Value Measurement.”

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Delinquent notes receivable are classified as distributions based upon the terms of the Program document.

Income Recognition – Interest, dividends, and realized and unrealized gains/(losses) earned/(incurred) from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•	Interest is recorded by the Savings Plan Master Trust as earned.

•	Dividends are recorded on the ex-dividend date.

•	Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis.

•	Realized gains and losses for security transactions are recorded using the average cost method.

Administrative Expenses – All expenses incurred by the Program are the obligation of the Program and are payable by the Savings Plan Master Trust fund’s assets, unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. Fees charged to the Program for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Program’s share of net investment income in the Savings Plan Master Trust. Consequently, these fees are reflected as a reduction of investment return for such investments and are not readily determinable.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. The Savings Plan Master Trust is also exposed to credit loss in the event of non-performance by the guaranteed investment contract (GIC) issuers. However, GIC issuer non-performance is not considered probable and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the underlying assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Program’s financial statements.

Income Taxes and Tax Status – The Program is designed to meet the requirements of a qualified plan under Sections 401(a) and 401(k) of the US IRC, and Sections 1165(a) and 1165(e) of the PR IRC. In the Program’s latest determination letter under the US IRC dated August 10, 2012, the U.S. Internal Revenue Service (US IRS) stated that the Program, as then designed, was in compliance with the applicable requirements of the US IRC. In the Program’s latest determination letter under the PR IRC dated July 8, 2003, the Department of the Treasury of the Commonwealth of Puerto Rico (the PR Treasury) stated that the Program, as then designed, was in compliance with the qualification requirements of Section 1165 of the PR IRC.

Since receiving the determination letters, the Program was amended and the Company believes, to the best of its knowledge, that the Program is currently designed and operated in material compliance with the applicable requirements of the US IRC, the PR IRC and ERISA, and that the Program and Savings Plan Master Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Program’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching and, where applicable, additional annual and transition contributions, and the earnings thereon are not included in participants’ gross income for the purposes of income taxes until distributed from the Program.

U.S. GAAP requires Program management to evaluate tax positions taken by the Program and recognize a related tax liability (or asset) if the program has taken an uncertain position that more likely than not would not be sustained upon examination by the US IRS. Program management has analyzed the tax positions taken by the Program, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by US and PR tax authorities and the Program is currently under examination by the US IRS for the 2010 plan year. The examination is currently ongoing and Program management has responded to all information requests. Otherwise, Program management believes it is no longer subject to income tax examinations for years prior to 2009. In addition, there have been no tax related interest or penalties for periods presented in these financial statements.

NOTE 3 – FAIR VALUE MEASUREMENT

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Program utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:

Observable prices for similar instruments, quoted prices for identical or similar instruments in markets that are not active, or other observable inputs that can be corroborated by market or independent data for substantially the full term of the assets or liabilities.

Level 3:

Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. There were no Level 3 investments as of December 31, 2012 and 2011.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•

The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company, and is valued based upon quoted prices at the last reported sales price at the end of the year, or, if there was not a sale that day, the last reported bid price. From time to time, the Company Stock Fund may invest in U.S. government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Company’s common stock. Such investments are valued at cost plus interest earned, which approximates fair value.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

•	Mutual funds are valued at quoted market prices which represent the net asset value (NAV) of shares held by the Program at year end.

•	Money market instruments are valued at cost plus interest earned, which approximates their fair value.

•

Common collective trust (CCT) fund fair values are determined daily by the respective fund manager and represent NAV of the underlying investments within the respective CCTs. The net asset value represents the price at which Program participants would transact their respective CCT interest at any point in time. The CCTs are comprised of equity index funds and equity funds primarily invested in publicly traded securities, cash investments, and other short term investments. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2012 and 2011.

•

Fixed Income Fund investments include fully benefit-responsive investment contracts, comprised of traditional GICs, security-backed contracts (synthetic GICs), and the Wells Fargo Stable Return Fund, a fixed income collective trust fund. These investments are stated at fair value within the Program’s interest in Savings Plan Master Trust line item and then adjusted on a separate line item to contract value in the Statements of Net Assets Available for Benefits. The Fixed Income Fund utilizes a NAV that reflects interest earned by a daily increase to NAV. There were no significant unfunded commitments or restrictions on redemptions related to the Fixed Income Fund as of December 31, 2012 and 2011.

The fair value of the GICs is generally calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. If the duration of the GIC is less than 6 months, the contracted interest rate is used to discount the remaining cash flow. Discount rate of 0.90% was utilized at December 31, 2011. The Program did not hold GICs at December 31, 2012.

The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contract. A wrapper contract is an agreement by another party to make payments to the Fixed Income Fund in certain circumstances. The fair value of these wrapper contracts was not considered to be material as of December 31, 2012 and 2011. Wrapper contracts are designed to allow synthetic GIC portfolios to maintain NAV and to ensure the future minimum interest crediting rate does not fall below zero. The assets underlying the synthetic GICs were primarily comprised of U.S. government securities in fixed income funds. The fair value of the fixed income funds is determined by the respective fund manager on a daily basis and represents the NAV of the underlying investments. In the event that wrapper contracts fail to perform as intended, the Fixed Income Fund’s NAV may decline if the market value of its assets declines. The Fixed Income Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fixed Income Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are non-transferable and have no trading market. There are a limited number of wrapper issuers.

The fair value of the Wells Fargo Stable Return Fund is determined by the fund manager on a daily basis and represents the NAV of the underlying investments. The Wells Fargo Stable Return Fund primarily invests in GICs, synthetic GICs, and cash equivalents.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the Program’s Savings Plan Master Trust investments by fair value hierarchy level described above, see “—Note 4. Savings Plan Master Trust.”

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – SAVINGS PLAN MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust, a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust.

The major classes of investments within the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust as of December 31 were as follows:

(Dollars in Thousands)	2012	2011
Investments:
Level 1
*Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$634,763	$732,142
Mutual Funds:
Growth/Growth and Income Funds
*Fidelity Growth Company Fund	440,266	398,902
*Fidelity Puritan Fund	133,208	119,966
Bond Index Funds
*Spartan U.S. Bond Index Fund	287,424	216,147
Equity Funds
Dreyfus Appreciation Fund, Inc.	102,754	90,794
Vanguard Total International Stock Index Fund	187,769	122,566
American Funds EuroPacific Growth Fund – Class R5	130,796	110,784
Asset Allocation Funds
T. Rowe Price Retirement Funds	367,160	255,437
Money Market Funds and Other
*Company Stock Fund – Fidelity Management Trust Company Institutional Cash Portfolio	6,966	8,963
*Fidelity Retirement Money Market Portfolio	192,147	207,453

Total Level 1 Investments	2,483,253	2,263,154

Level 2
Fixed Income Funds
Wells Fargo Stable Return Fund (Note 5)	172,648	144,317
Synthetic GICs (Note 5)	488,520	377,744
GICs (Note 5)	80,693	217,985
Common Collective Trust Funds:
Equity Index Funds
*Fidelity U.S. Equity Index Commingled Pool – Class 2	347,383	261,010
Northern Trust Global Investments QM Daily Russell 2000 Equity Index Fund	159,286	123,214
Equity Funds
The Goldman Sachs Collective Trust Strategic Value Fund	124,343	117,554
Jennison Associates Small Capital Core Equity Fund	93,383	87,226

Total Level 2 Investments	1,466,256	1,329,050

Total investments, at fair value	3,949,509	3,592,204
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(23,733)	(22,421)

Net assets of the Savings Plan Master Trust	$3,925,776	$3,569,783

Program’s interest in Savings Plan Master Trust, at fair value	$75,733	$71,260

Program’s interest in Savings Plan Master Trust, as a percentage of the total investments, at fair value	2%	2%

*	Denotes a party-in-interest to the Program.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

The Program’s estimated share of investments within the Savings Plan Master Trust stated at fair value that represented 5% or more of the Program’s net assets available for benefits as of December 31, 2012 and 2011 were as follows:

(Dollars in Thousands)	2012	2011
Investments:
Company Stock Fund – Bristol-Myers Squibb Company Common Stock	$18,824	$21,671
Fidelity Growth Company Fund	5,158	4,863
Fidelity U.S. Equity Index Commingled Pool – Class 2	5,966	3,743
Spartan U.S. Bond Index Fund	5,146	***
Fixed Income Fund – GICs*	****	5,686
Fixed Income Fund – Wells Fargo Stable Return Fund**	24,255	20,924

*	The contract value of this investment was $5,568 at December 31, 2011.
**	The contract value of this investment was $23,571 and $20,403 at December 31, 2012 and 2011, respectively.
***	This investment did not meet the 5% threshold at December 31, 2011.
****	This investment did not meet the 5% threshold at December 31, 2012.

The following table summarizes the activity for those financial assets within the Savings Plan Master Trust where fair value measurements are estimated utilizing Level 3 inputs during 2011:

Fixed Income Fund
– GICs
(Dollars in Thousands)	2011
Fair value as of January 1	$300,341
Transfers out	(300,341)

Fair value as of December 31	$—

During 2011, observable inputs for the GIC portion of the Fixed Income Fund became available which resulted in the transfer of these assets to Level 2 classification. Transfers between levels are recognized at the beginning of the reporting period. There were no Level 3 assets held during 2012.

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2012 was as follows:

(Dollars in Thousands)
Net investment income:
Interest income	$8,634
Dividend income	60,069
Net appreciation in fair value of investments	224,182

Total net investment income	$292,885

The net appreciation/(depreciation) in the fair value of the Savings Plan Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year) by major class of investment and level within the fair value hierarchy for the year ended December 31, 2012 was as follows:

(Dollars in Thousands)
Level 1
Company Stock Fund	$(53,824)
Growth/Growth and Income Funds	72,158
Bond Index Funds	2,199
Equity Funds	47,865
Asset Allocation Funds	35,934
Level 2
Equity Index Funds	66,688
Equity Funds	32,541
Fixed Income Funds	20,621

Net appreciation in fair value of investments	$224,182

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – FIXED INCOME FUND

The Program offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds GICs and synthetic GICs with various issuers in several fully benefit-responsive investment contracts plus a collective trust fund which provide a guarantee of principal and interest at a guaranteed rate. Each fully benefit responsive investment contract is presented in the Statements of Net Assets Available for Benefits at fair value within the Program’s interest in the Savings Plan Master Trust line item and then adjusted on a separate line item in the Statement of Net Assets Available for Benefits to contract value. Contract value represents contributions made to the fund, plus earnings on the underlying investments, less participant withdrawals and administrative expenses.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability of the fund to transact at contract value with the issuer, such as premature termination of the contracts by the fund, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Program’s loss of its qualified status. Program management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value.

There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The GIC and synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. All contracts pay interest on a net basis. The crediting interest rate is reset and declared on a daily basis. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than the percentage based on the individual contracts, which was 4.81% as of December 31, 2011. There were no such contracts held at December 31, 2012. The Program’s Fixed Income Fund crediting interest rate was 1.72% and 2.73% as of December 31, 2012 and 2011, respectively. The key factors that influence future interest crediting rates for a wrapper contract include current interest rates, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by the investment manager using general market reporting methods. The crediting interest rate at any date is the weighted-average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

The average yields for investment contracts with issuers for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
Average yields:
Based on annualized earnings(1)	1.72%	2.69%
Based on interest rate credited to participants(2)	1.72%	2.69%

(1)	Computed by dividing the annualized one-day actual earnings of the investment contract on the last day of the Program year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Program year by the fair value of the investments on the same date.

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

Fixed Income Fund investments as of December 31, 2012 and 2011 were as follows:

(Dollars in Thousands)	S&P Rating*	2012	Per Annum Interest Rates on Contracts Held in 2012	2011	Per Annum Interest Rates on Contracts Held in 2011	Maturity Dates on Contracts Held
Guaranteed Investment Contracts:
Hartford Life Insurance Company	—	$—	—	$57,249	5.12%	2012
Hartford Life Insurance Company	—	—	—	38,778	5.86%	2012
Metropolitan Life Insurance Company	AA–	44,191	5.31%	44,512	5.31%	2013
Prudential Life Insurance Company	—	—	—	5,686	4.81%	2012
Prudential Life Insurance Company	AA–	36,502	4.20%	71,760	4.20%	2013

Total Guaranteed Investment Contracts, at fair value		80,693		217,985

Synthetic Guaranteed Investment Contracts:
J.P. Morgan Chase Bank, N.A.	—	—	—	78,152	3.25%
Monumental Life Insurance Company	AA–	176,746	3.31%	169,145	3.61%
United of Omaha Life Insurance Company	A+	133,940	2.06%	130,447	2.27%
ING Life Insurance And Annuity Company	A–	52,483	1.82%	—	—
New York Life Insurance Company	AA+	52,592	1.95%	—	—
Prudential Insurance Company	AA–	72,759	1.53%	—	—

Total Synthetic Guaranteed Investment Contracts, at fair value		488,520		377,744

Collective Trust Fund:
Wells Fargo Stable Return Fund, at fair value.	A+	172,648	—	144,317	—

Total Fixed Income Fund Investments, at fair value		$741,861		$740,046

*	As of December 31, 2012.

NOTE 6 – RECONCILIATION TO FORM 5500

The accompanying financial statements present fully benefit-responsive synthetic GICs held in the Fixed Income Fund at contract value. The Form 5500 requires fully benefit-responsive synthetic GICs to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive synthetic GICs represents a reconciling item. Additionally, the Form 5500 requires the Savings Plan Master Trust to file a separate 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Program does not report administrative expenses attributable to the Savings Plan Master Trust on the Program Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

The following is a reconciliation of the Program interest in the Savings Plan Master Trust per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2012	2011
Program interest in Savings Plan Master Trust per the financial statements	$75,733	$71,260
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(699)	(599)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	684	521

Value of interest in master trust investment accounts per the Form 5500	$75,718	$71,182

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

(Dollars in Thousands)	2012	2011
Net assets available for benefits per the financial statements	$78,921	$73,968
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	684	521

Net assets available for benefits per the Form 5500	$79,605	$74,489

The following is a reconciliation of the Program’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2012:

(Dollars in Thousands)
Program’s share of net investment income in Savings Plan Master Trust per the financial statements	$3,534
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(62)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(521)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	684

Net investment gain from master trust investment accounts per the Form 5500	$3,635

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended December 31, 2012:

(Dollars in Thousands)
Total additions per the financial statements	$12,042
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(62)
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(521)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	684

Total income per the Form 5500	$12,143

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

(Dollars in Thousands)
Increase in net assets available for benefits per the financial statements	$4,953
Less: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic GICS	(521)
Add: Adjustment from contract value to fair value for fully benefit-responsive synthetic GICs	684

Total net income per the Form 5500	$5,116

NOTE 7 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. As of December 31, 2012 and 2011, the Program held 0.6 million shares of Company common stock with a cost basis of $15.3 million and $15.8 million, respectively. During the year ended December 31, 2012, the Program recorded dividend income on the Company’s common stock of $806 thousand. The transactions in Company common stock were exempt party-in-interest transactions pursuant to section 408(e) of ERISA. In addition, certain Program participants borrowed from the Program. As of December 31, 2012 and 2011, the outstanding loans of the Program participants were $1.8 million and $1.4 million, respectively, with interest rates ranging from 4.25% to 9.25% and varying maturity dates. Program participants are a party-in-interest to the Program and these loans were exempt party-in-interest transactions pursuant to section 408(b)(1) of ERISA.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 002
EIN NUMBER: 66-0256665

BRISTOL-MYERS SQUIBB PUERTO RICO, INC.

SAVINGS AND INVESTMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Program’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	$—	$75,733

*	Program participants	Participant loans, with varying maturity dates ranging from 2013 to 2022, and interest rates ranging from 4.25% to 9.25%	—	1,800

		Total		$77,533

*	Denotes a party-in-interest to the Program.
**	Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.

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